AR/S

P.E.
12-31-02

MAR 26 2003

FIRSTFED BANCORP, INC.

2002 ANNUAL REPORT

CONTENTS

INTRODUCTION

FirstFed Bancorp, Inc. (the "Company") is a financial holding company located in Bessemer, Alabama. Through its subsidiary, First Financial Bank, an Alabama-chartered commercial bank, it serves portions of Jefferson, Shelby, Bibb and Tuscaloosa counties. In March 2002, First Financial Bank was created by the merger of two existing subsidiaries, First Federal Savings Bank and First State Bank of Bibb County. The resulting institution then adopted its current corporate title, "First Financial Bank". Offices are located in Bessemer, Centreville, Hoover, Hueytown, Pelham, Vance, West Blocton and Woodstock.

The Company's common stock trades on the NASDAQ SmallCap Stock Market under the symbol "FFDB". As of December 31, 2002, there were 2,329,192 shares of common stock outstanding and approximately 370 holders of record of the common stock. The following table sets forth the stock market price ranges of the common stock as reported by NASDAQ SmallCap Market Systems and cash dividends declared per share of common stock for the calendar quarters as indicated.

	Stock Market Price Range		Cash Dividends Declared
	Low	High	Per Share
Year Ended December 31, 2001:			
First Quarter	$ 7.50	$ 10.00	$ .17
Second Quarter	7.50	8.50	.07
Third Quarter	6.75	9.25	.07
Fourth Quarter	6.25	7.25	.07
Year Ended December 31, 2002:			
First Quarter	$ 6.20	$ 7.20	$ .14
Second Quarter	6.75	7.40	.07
Third Quarter	6.02	8.00	.07
Fourth Quarter	5.83	7.90	.07

LETTER TO STOCKHOLDERS

"2002 - A Year of Transition and Change"

Fiscal 2002 has been a year of *transition and change*, as expected and reported to you at the last Annual Meeting. Change is not always easy, but it is necessary if it leads to progress and opportunity for growth. The past year has included a *change* in our Bank name and structure, a *changing* interest rate environment, and a *change* in laws related to corporate governance and behavior. I would like to take the opportunity to discuss these *changes* and the impact they have had on our Company.

Early in the year, a significant *change* was accomplished with the merger of our subsidiary financial institutions, First Federal Savings Bank and First State Bank of Bibb County, resulting in a state-chartered commercial bank. Upon completion of the merger, the name of the combined Bank was *changed* to First Financial Bank. The merger was the culmination of numerous weeks and months of planning, coordination, and preparation for a smooth *transition*, which resulted in merger related costs of approximately $185,000. This *change* had an impact on our customers, who adjusted to a new Bank name and benefitted from increased locations, conveniences and services. I commend all of our employees for working together to implement this *change*.

The *transition and change* had an effect on the earnings of the Company. While the financial results for the year are below the levels of prior years, we believe that we are now strategically positioned for future success as a commercial bank. Since merging our subsidiaries into a single commercial bank with an Alabama charter, there has been a *transition* period. In connection with the merger, the State Superintendent required that First Financial *change* certain methodologies previously used to evaluate the overall risk profile of the loan portfolio. Also, additional loan charge-offs were recorded. These items contributed to an increase in the total recorded provision for loan losses, reducing net interest income after provision for loan losses for 2002 by approximately $1.9 million when compared to a year ago.

Loan credit quality of First Financial became healthier. Total nonperforming loans at December 31, 2002, were $655,000, or 0.63% of total loans, compared to $2,260,000, or 2.07% of total loans at December 31, 2001. At the same time, the allowance for loan losses increased to $1,059,000, or 163% of nonperforming loans at December 31, 2002, compared to $775,000, or 34% of nonperforming loans at December 31, 2001. As indicated by these ratios, we believe that tremendous improvements have occurred in our nonperforming loans and allowance for loan loss ratios.

Another significant item that had an impact on earnings for 2002 was a nonrecurring pension expense of $238,000 related to the payment of a pension obligation. On the positive side, the Bank sold approximately $10,000,000 in loans representing fixed-rate and adjustable-rate mortgages with adjustable periods greater than one year. A gain of approximately $480,000 was recorded. The sale was appropriate as a premium was obtained, which we believe otherwise may not have been recognized due to rapid repayments on the loans.

The *changing* interest rate environment adversely affected earnings in 2002. Net interest income for 2002 decreased approximately 10% compared to the prior year. The Company has a relatively high level of cash and cash equivalents, which generally reduces earnings in periods of falling short-term interest rates. Rather than make long-term investments at higher rates to improve current profits, the liquidity levels were maintained to protect against the possible negative impact to future earnings of rising interest rates. These types of decisions can be difficult, but are intended to be positive actions for the future.

During 2002, in response to pressure on the government to increase corporate governance and accountability, the Sarbanes-Oxley Act of 2002 was signed into law. This Act called for *changes* in corporate reporting and management behavior. The CEOs and CFOs must now certify the accuracy of financial reports submitted to the SEC and report on effectiveness of internal and disclosure controls over financial reporting. The Board of Directors and its Audit Committee have added responsibilities related to independent external and internal auditors. The Company has taken, and will continue to take, actions to adopt all requirements of this new law and, when feasible, to adopt them earlier than required. While many of the Act's requirements were adopted by the Company prior to enactment of the law, we expect the Act to be a positive *change*. However, there will be a *transition* period to implement all the requirements.

There are several other events I would like to touch upon. In March 2002, we moved into our new Hueytown branch location. The new and expanded facility was needed as the result of the growth in our operations in this area. As far as technology, the Company is currently implementing a new loan originating and processing software that is expected to provide more efficient loan production. This will allow the Company to be more competitive in this area of operation. Finally, in June 2002, we implemented a debit card program to enhance our deposit products.

One important trend that has not changed is our history of paying cash dividends to our stockholders at a relatively high rate in comparison to our peers. In 2002, the Company paid quarterly cash dividends of $.07 per share, and also paid a special cash dividend of $.07 per share, for total cash dividends of $.35 per share. The Company is pleased to enjoy a financial condition that enables us to continue to pay what we believe is an excellent return on our stockholders' investments.

2002 has been a busy and productive year. I want to thank our customers, stockholders and employees for their willingness to accept these *changes* so that we can grow and progress. 2002 was a year of *transition and change*. We are beginning to see the benefits of these *changes* through improved efficiency and effectiveness of our Bank. We are focused foremost on 2003, but also on the years beyond. Your continued support is sincerely appreciated.

Sincerely,

B. K. Goodwin III

B. K. Goodwin, III
Chairman of the Board, Chief
Executive Officer and President

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2002 and 2001

(Dollar amounts in thousands, except share amounts)

	2002	2001
ASSETS		
Cash and cash equivalents:		
Cash on hand and in banks	$ 2,919	$ 3,358
Interest-bearing deposits in other banks	21,739	11,949
Federal funds sold	774	7,298
	25,432	22,605
Securities available-for-sale	30,632	6,577
Loans held for sale	2,229	2,158
Securities held-to-maturity, fair value of $29,433 for 2001	-	28,840
Loans receivable, net of allowance for loan losses of $1,059 and $775, respectively	104,310	108,986
Land, buildings and equipment, net	4,265	3,566
Bank owned life insurance	5,641	4,545
Real estate owned	1,898	1,387
Accrued interest receivable	1,342	1,840
Goodwill	983	983
Other assets	838	740
	$ 177,570	$ 182,227
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$ 139,931	$ 146,069
Borrowings	18,005	17,000
Accrued interest payable	232	303
Dividend payable	163	162
Other liabilities	431	227
	158,762	163,761
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $.01 par value, 10,000,000 shares authorized, 3,159,140 issued and 2,329,192 outstanding at December 31, 2002 and 3,141,780 issued and 2,311,832 outstanding at December 31, 2001	32	31
Paid-in capital	8,159	8,081
Retained earnings	16,467	17,079
Deferred compensation obligation	1,876	1,766
Deferred compensation treasury stock (209,812 shares at December 31, 2002 and 197,602 shares at December 31, 2001)	(1,876)	(1,792)
Treasury stock, at cost (829,948 shares at December 31, 2002 and 2001)	(6,088)	(6,088)
Unearned compensation	(518)	(666)
Accumulated other comprehensive income, net	756	55
	18,808	18,466
	$ 177,570	$ 182,227

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002 and 2001

(Dollar amounts in thousands, except share amounts)

	2002	2001
INTEREST INCOME		
Interest and fees on loans	$ 8,429	$ 10,594
Interest and dividends on securities:		
Taxable	1,884	1,964
Tax exempt	32	39
Other interest income	320	672
Total interest income	10,665	13,269
INTEREST EXPENSE		
Interest on deposits	4,021	5,986
Interest on borrowings	895	867
Total interest expense	4,916	6,853
Net interest income	5,749	6,416
Provision for loan losses	1,956	96
Net interest income after provision for loan losses	3,793	6,320
NONINTEREST INCOME		
Service and other charges on deposit accounts	935	801
Gain on sale of loans	482	-
Bank owned life insurance	346	295
Other income	469	283
Total noninterest income	2,232	1,379
NONINTEREST EXPENSE		
Salaries and employee benefits	2,983	3,379
Nonrecurring pension expense	238	-
Office building and equipment expense	700	625
Amortization of goodwill	-	108
Data processing expense	462	519
Other operating expense	1,542	1,285
Total noninterest expense	5,925	5,916
Income before income taxes	100	1,783
(Credit) provision for income taxes	(101)	593
NET INCOME	$ 201	$ 1,190
AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	2,277,916	2,400,247
BASIC EARNINGS PER SHARE	$ .09	$ .50
AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	2,308,901	2,442,419
DILUTED EARNINGS PER SHARE	$ .09	$ .49
DIVIDENDS DECLARED PER SHARE	$ .35	$ .38

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2002 and 2001

(Dollar amounts in thousands, except share amounts)

	Common Stock	Paid-In Capital	Retained Earnings	Deferred Compensation Obligation	Deferred Compensation Treasury Stock	Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
BALANCE, December 31, 2000	$ 31	$ 7,954	$ 16,823	$ 1,580	$ (1,654)	$ (3,752)	$ (811)	$ (11)	
Net income	-	-	1,190	-	-	-	-	-	$ 1,190
Change in unrealized gain on securities available-for-sale, net of tax of ($39)	-	-	-	-	-	-	-	66	66
Comprehensive income	-	-	-	-	-	-	-	-	$ 1,256
Amortization of unearned compensation	-	-	-	-	-	-	168	-	
Awards under stock plans	-	23	-	-	-	-	(23)	-	
Dividends declared ($.38 per share)	-	-	(934)	-	-	-	-	-	
Exercise of stock options	-	14	-	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(25)	-	-	-	-	-	-	
Purchase of Deferred Compensation Treasury Stock	-	-	-	138	(138)	-	-	-	
Amortization of Deferred Compensation	-	-	-	48	-	-	-	-	
Stock issued under Dividend Reinvestment Plan	-	115	-	-	-	-	-	-	
Purchase of treasury shares	-	-	-	-	-	(2,336)	-	-	
BALANCE, December 31, 2001	$ 31	$ 8,081	$ 17,079	$ 1,766	$ (1,792)	$ (6,088)	$ (666)	$ 55	
Net income	-	-	201	-	-	-	-	-	$ 201
Change in unrealized gain on securities available-for-sale, net of tax of ($394)	-	-	-	-	-	-	-	701	701
Comprehensive income	-	-	-	-	-	-	-	-	$ 902
Amortization of unearned compensation	-	-	-	-	-	-	152	-	
Awards under stock plans	-	4	-	-	-	-	(4)	-	
Dividends declared ($.35 per share)	-	-	(813)	-	-	-	-	-	
Change in stock value of Employee Stock Ownership Plan	-	(33)	-	-	-	-	-	-	
Purchase of Deferred Compensation Treasury Stock	-	-	-	114	(114)	-	-	-	
Distribution of Deferred Compensation Treasury Stock	-	-	-	(30)	30	-	-	-	
Amortization of Deferred Compensation	-	-	-	26	-	-	-	-	
Stock issued under Dividend Reinvestment Plan	1	107	-	-	-	-	-	-	
BALANCE, December 31, 2002	$ 32	$ 8,159	$ 16,467	$ 1,876	$ (1,876)	$ (6,088)	$ (518)	$ 756	

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

(Dollar amounts in thousands)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 201	$ 1,190
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation, amortization and accretion	292	147
Provision (credit) for deferred income taxes	304	(57)
Provision for loan losses	1,956	96
Provision for real estate losses	14	115
Loan fees (cost) deferred, net	(31)	382
Gain on sale of fixed assets	(91)	-
Gain on sale of loans	(482)	-
Loss on sale of real estate, net	75	203
Origination of loans held for sale	(15,847)	(14,561)
Proceeds from the sale of loans held for sale	25,610	12,754
Amortization of goodwill	-	108
Provision for deferred compensation	114	138
Increase in surrender value of Bank Owned Life Insurance	(346)	(295)
Decrease (increase) in assets:		
Accrued interest receivable	498	(33)
Other assets	137	(114)
Increase (decrease) in liabilities:		
Accrued interest payable	(71)	218
Other liabilities	(508)	(80)
Net cash provided by (used in) operating activities	11,825	211
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities of securities available-for-sale	7,890	7,364
Proceeds from maturities and payments received on securities held-to-maturity	3,827	11,717
Proceeds from the sale of securities held-to-maturity	1,472	-
Proceeds from sale of securities available-for-sale	-	1,800
Purchase of securities held-to-maturity	(4,000)	(24,812)
Purchase of securities available-for-sale	(3,495)	(6,504)
Purchase of Bank Owned Life Insurance	(750)	(4,250)
Proceeds from sale of real estate and repossessed assets	2,189	2,296
Net loan (originations) repayments	(9,218)	7,280
Proceeds from sale of fixed assets	116	-
Capital expenditures	(1,077)	(590)
Net cash provided by (used in) investing activities	(3,046)	(5,699)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in deposits, net	(6,138)	9,652
Proceeds from Federal Home Loan Bank advances	-	17,000
Proceeds from borrowings	1,005	-
Proceeds from exercise of stock options	-	14
Proceeds from dividend reinvestment	107	115
Cash dividends paid	(812)	(950)
Purchase of treasury stock for Deferred Compensation Plan	(114)	(138)
Purchase of treasury stock	-	(2,336)
Net cash provided by (used in) financing activities	(5,952)	23,357
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,827	17,869
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,605	4,736
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,432	$ 22,605

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTFED BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation

FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First State Corporation ("FSC"). FSC is the sole shareholder of First Financial Bank (the "Bank"). There are no material assets in FSC except for the investment in the Bank. The accompanying consolidated financial statements include the accounts of the Company, the Bank and FSC. In the prior year, the Company was the holding Company and sole shareholder of First Federal Savings Bank ('First Federal") and FSC. FSC was the sole shareholder of First State Bank of Bibb County ("First State"). During 2002, First Federal and First State were merged and the name changed to First Financial Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements for the prior year have been reclassified in certain instances in order to conform with the current year financial statement presentation. These reclassifications had no effect on previously reported net income.

Nature of Operations

The Bank, through eight branch offices located in Alabama, is engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating primarily 1-4 family mortgage loans, and to a lesser extent commercial and installment loans, in portions of the Birmingham metropolitan areas and counties surrounding its south and west borders.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimate herein is the allowance for loan losses.

Securities

The Company classifies securities as either available-for-sale or held-to-maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity.

Securities designated as available-for-sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity in accumulated other comprehensive income. This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Securities classified as held-to-maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. During 2002, management decided to reclassify all previously classified held-to-maturity securities as available-for-sale. Federal Home Loan Bank ("FHLB") stock is a required stock holding and is carried at cost, as there is no readily available market for these shares and management believes fair value approximates cost.

Premiums and discounts are recognized in interest income using a method that approximates the effective interest method.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or fair value, as such loans are not intended to be held to maturity. As of December 31, 2002 and 2001, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

Loans Receivable

Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

The accrual of interest on loans is discontinued and an allowance established when a loan becomes 90 days past due and, in the opinion of managements, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and the ultimate collectibility of the total contractural principal and interest is no longer in doubt.

Interest income recognized on nonaccrual loans outstanding at December 31, 2002, would have increased by approximately $18,000, had interest income been recorded under the original terms of the loan. Interest income on non-performing loans included in interest income for the year ended December 31, 2002, was approximately $14,000.

Allowance for Loan Losses

The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices. The Company had $288,000 and $1,734,000 total loans designated as impaired at December 31, 2002 or 2001, respectively.

Loan Origination Fees and Related Costs

Nonrefundable fees associated with loan originations, net of direct costs associated with originating loans, are deferred and amortized over the contractual lives of the loans or the repricing period for certain loans using the level yield method. Such amortization is reflected in "Interest and fees on loans" in the accompanying Consolidated Statements of Income.

Loan commitment fees are recognized in income upon expiration of the commitment period, unless the commitment results in the loan being funded.

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, *Business Combinations,* which requires that the purchase method of accounting be used for all business combinations after June 30, 2001, and SFAS 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Based on the initial goodwill impairment test completed on January 1, 2002, as required by SFAS 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2002, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2001, to December 31, 2002.

The following table is a reconciliation of net income, basic earnings per share, and diluted earnings per share with and without goodwill amortization:

	Year Ended December 31,	
	2002	2001
	(Dollars in thousands, except per share data)	
Reported net income	$ 201	$ 1,190
Add back: Goodwill amortization	-	108
Adjusted net income	$ 201	$ 1,298

	Year Ended December 31,	
	2002	2001
	(Dollars in thousands, except per share data)	
Basic earnings per share:		
Reported net income	$ .09	$ .50
Goodwill amortization	-	.04
Adjusted net income	$ .09	$ .54
Diluted earnings per share:		
Reported net income	$ .09	$ .49
Goodwill amortization	-	.04
Adjusted net income	$ .09	$ .53

Long-Lived Assets

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for buildings and improvements and 3-10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts, and any profit or loss resulting therefrom is reflected in the accompanying Consolidated Statements of Income.

The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a charge to the income statement. There were no significant impairment losses recorded during either period reported herein.

Mortgage Servicing Rights

The Company from time to time sells its originated loans into the secondary market. During 2002, the Company sold approximately $10 million of mortgage loans to Federal National Mortgage Association ("FNMA"). Mortgage servicing rights ("MSRs") are capitalized based on relative fair values of the mortgages and MSRs when the mortgages are sold and the servicing is retained.

For the valuation of mortgage servicing rights, management obtains external information, evaluates overall portfolio characteristics and monitors economic conditions to arrive at appropriate prepayment speeds and other assumptions. Impairment is recognized for the amount by which MSRs exceed their fair value. The Company amortizes MSRs over the estimated lives of the underlying loans in proportion to the resultant servicing income stream.

Derivatives

The Bank uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Bank regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Bank's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Bank regularly extends these rate lock commitments to customers during the loan origination process. The Bank's obligations under forward contracts and rate lock commitments to customers as of December 31, 2002 and 2001, were not material.

Comprehensive Income

Comprehensive income is the total of net income and unrealized gains and losses on securities available-for-sale, net of income taxes. Comprehensive income is displayed in the accompanying Consolidated Statements of Stockholders' Equity. There were sales and calls of securities available-for-sale during the years ended December 31, 2002 and 2001; however, the net realized gains/losses were not material.

Statements of Cash Flows

For purposes of presenting the Consolidated Statements of Cash Flows, the Company considers cash on hand and in banks, interest-bearing deposits in other banks and federal funds sold to be cash and cash equivalents.

	2002	2001
SUPPLEMENTAL CASH FLOW INFORMATION:	(In thousands)	
Cash paid during the period for-		
Income taxes	$ 122	$ 707
Interest	4,987	6,635
Non-cash transactions-		
Transfers of loans receivable to real estate owned	2,932	2,112
Noncash compensation under stock plans	4	23
Transfer of investments from held-to-maturity to available-for sale	11,018	-
Transfer of loans receivable to loans held-for-sale	9,455	-

Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock. A reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation is as follows:

	Year Ended December 31, 2002			Year Ended December 31, 2001		
	Basic	Dilutive Effect of Options Issued	Diluted	Basic	Dilutive Effect of Options Issued	Diluted
Net income	$ 201,000	-	$ 201,000	$1,190,000	-	$1,190,000
Shares available to common stockholders	2,277,916	30,985	2,308,901	2,400,247	42,172	2,442,419
Earnings Per Share	$ 0.09	-	$ 0.09	$ 0.50	-	$ 0.49

Options to purchase 66,574 shares of common stock at prices ranging from $7.75 to $12.50 were outstanding at December 31, 2002 and 2001, but not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock. There were 43,931 and 52,717 shares of common stock held by the Employee Stock Ownership Plan and unallocated at December 31, 2002 and 2001, respectively. These shares are outstanding but not included in the computation of earnings per share.

Stock-Based Compensation

In accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value. If the Company had elected to recognize compensation cost for options granted during the years ended December 31, 2002 and 2001, based on the fair value of the options granted at the grant date as required by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except share amounts):

	2002	2001
Net income - as reported	$ 201	$ 1,190
Stock-based compensation expense	(20)	(148)
Net income - pro forma	$ 181	$ 1,042
Earnings per share - as reported - basic	.09	.50
Earnings per share - pro forma - basic	.08	.43
Earnings per share - as reported - diluted	.09	.49
Earnings per share - pro forma - diluted	.08	.43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001
Expected dividend yield	5.00%	5.19%
Expected stock price volatility	36%	80%
Risk-free interest rate	2.65%	4.33%
Expected life of options	5 years	5 years

Pending Accounting Pronouncements

In August 2001, the FASB issued SFAS 144, *Accounting for the Impairment of Long-Lived Assets,* which replaces SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* The primary objectives of this Statement are to develop one accounting model, based upon the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. This Statement requires that long-lived assets being disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The adoption of this Statement did not have a material impact to the Consolidated Financial Statements.

In April 2002, the FASB issued SFAS 145, *Recission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections,* which rescinds SFAS 4, *Reporting Gains and Losses from Extinguishment of Debt,* SFAS 44, *Accounting for Intangible Assets of Motor Carriers,* and SFAS 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* These rescissions eliminate the requirement to report gains and losses from the extinguishment of debt as an extraordinary item, net of related income tax effect, and are effective for fiscal years beginning after May 15, 2002. This Statement also amends SFAS 13, *Accounting for Leases,* and requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for as a sale-leaseback. This amendment is effective for transactions occurring after May 15, 2002. Finally, this Statement amends several pronouncements to make technical corrections to existing authoritative pronouncements. The Company does not expect this Statement to have a material impact on the Consolidated Financial Statements.

In July 2002, the FASB issued Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This Statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect this Statement to have a material impact on the Consolidated Financial Statements.

In October 2002, the FASB issued SFAS 147, which removes acquisitions of financial institutions (other than transactions between two or more mutual enterprises) from the scope of SFAS 72, *Accounting for Certain Acquisitions of Banking or Thrift Institution* and FASB Interpretation 9, *Applying APB Opinions 16 and 17 When a Savings and Loan or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method.* These types of transactions are now accounted for under SFAS 141 and 142. In addition, this Statement amends SFAS 144*Accounting for the Impairment or Disposal of Long-Lived Assets,* to include in its scope long-term customer relationship intangible assets of financial institutions. The provisions of this Statement were effective October 1, 2002. This Statement did not have a material impact on the Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others: an interpretation of FASB Statements 5, 57, and 107 and rescission of FASB Interpretation 34.* Guarantors will have to meet new disclosure and liability-recognition requirements for guarantees of debt. The initial recognition is effective after December 31, 2002. The Company does not expect this Interpretation to have a material impact on the Consolidated Financial Statements.

2. SECURITIES AVAILABLE-FOR-SALE AND SECURITIES HELD-TO-MATURITY:

The amortized cost, approximate fair value and gross unrealized gains and losses of the Bank's securities as of December 31, 2002 and 2001, were as follows:

SECURITIES AVAILABLE-FOR-SALE

	2002				2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
	(In thousands)							
U. S. Government Agency securities	$ 11,782	$ 156	$ -	$ 11,938	$ 6,491	$ 86	$ -	$ 6,577
Corporate Bonds	14,306	956	-	15,262	-	-	-	-
Obligations of states and political subdivisions	525	19	-	544	-	-	-	-
Mortgage-backed securities	1,874	50	-	1,924	-	-	-	-
FHLB stock, at cost	964	-	-	964	-	-	-	-
	$ 29,451	$ 1,181	$ -	$ 30,632	$ 6,491	$ 86	$ -	$ 6,577

SECURITIES HELD-TO-MATURITY

	2002				2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
	(In thousands)							
U. S. Government Agency securities	$ -	$ -	$ -	$ -	$ 10,019	$ 145	$ (3)	$ 10,161
Corporate bonds	-	-	-	-	14,399	387	(12)	14,774
FHLB stock, at cost	-	-	-	-	964	-	-	964
Obligations of states and political subdivisions	-	-	-	-	705	20	(3)	722
Mortgage-backed securities	-	-	-	-	2,753	59	-	2,812
	$ -	$ -	$ -	$ -	$ 28,840	$ 611	$ (18)	$ 29,433

There were sales of securities held-to-maturity for the year ended December 31, 2002 and, securities available-for-sale for the year ended December 31, 2001, however, the net realized gain/loss was not material.

The amortized cost and estimated fair value of debt securities available-for-sale and held-to-maturity at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Due in one year or less	$ 100	$ 102	$ -	$ -
Due after one year through five years	22,547	23,506	-	-
Due after five years through ten years	3,966	4,136	-	-
	26,613	27,744	-	-
FHLB stock	964	964	-	-
Mortgage-backed securities	1,874	1,924	-	-
	$ 29,451	$ 30,632	$ -	$ -

Securities available-for-sale totaling $7,040,000 were pledged as collateral against certain public deposits at December 31, 2002. Securities held-to-maturity totaling $4,040,000 and securities available-for-sale totaling $2,530,000 were pledged as collateral against certain public deposits at December 31, 2001. Deposits associated with pledged securities had an aggregate balance of $6,259,000 and $5,960,000 at December 31, 2002 and 2001, respectively.

3. LOANS RECEIVABLE:

Loans receivable at December 31, 2002 and 2001, consisted of the following:

	2002	2001
	(In thousands)	
Mortgage loans:		
One-to-four family residential	$ 47,534	$ 53,161
Commercial real estate	17,415	18,529
Construction	24,542	10,870
Other	369	8,890
Commercial loans	7,406	6,869
Consumer loans	8,171	11,527
	105,437	109,846
Less --		
Allowance for loan losses	1,059	775
Net deferred loan fees	68	85
	$ 104,310	$ 108,986

The Bank has a credit concentration in residential real estate mortgage loans. Substantially all of the Bank's customers are located in the trade areas of Jefferson, Shelby and Bibb Counties in Alabama. Although the Bank has established underwriting standards, including a collateral policy that stipulates thresholds for loan to collateral values, the ability of its borrowers to meet their residential mortgage obligations is dependent upon local economic conditions.

In the ordinary course of business, the Bank makes loans to officers, directors, employees and other related parties. These loans are made on substantially the same terms as those prevailing for comparable transactions with others. Such loans do not involve more than normal risk of collectibility nor do they present other unfavorable features. The amounts of such related party loans at December 31, 2002 and 2001, were $3,264,000 and $5,600,000, respectively. During the year ended December 31, 2002, new loans totaled $4,180,000, repayments were $3,627,000 and loans to parties who are no longer related totaled $2,889,000.

An analysis of the allowance for loan losses is detailed below.

	For the Year Ended December 31,	
	2002	2001
	(In thousands)	
Balance, beginning of period	$ 775	$ 966
Provision	1,956	96
Charge-offs	(1,726)	(333)
Recoveries	54	46
Balance, end of period	$ 1,059	$ 775

4. MORTGAGE SERVICING RIGHTS:

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced were $7,880,000 at December 31, 2002, and there were none at December 31, 2001. The loans are subserviced by a third party.

The balance of capitalized servicing rights included in other assets at December 31, 2002, was $102,000 and there were none at December 31, 2001. The servicing rights are recorded at the approximate fair value. The following summarizes mortgage servicing rights.

	2002
	(In thousands)
Beginning balance	$ -
Mortgage servicing rights capitalized	153
Write downs	(45)
Amortization	(6)
Ending balance	$ 102

5. LAND, BUILDINGS AND EQUIPMENT:

Land, buildings and equipment at December 31, 2002 and 2001, are summarized as follows:

	2002	2001
	(In thousands)	
Land	$ 1,023	$ 1,123
Buildings and improvements	3,511	2,995
Furniture and equipment	2,120	2,222
	6,654	6,340
Less: Accumulated depreciation	2,389	2,774
	$ 4,265	$ 3,566

6. REAL ESTATE OWNED:

Real estate owned was $1,898,000 and $1,387,000 at December 31, 2002 and 2001, respectively. Foreclosed real estate owned is carried at the lower of the recorded investment in the loan or fair value of the property, less estimated costs of disposition. Holding costs related to real estate owned are expensed as incurred. Valuations are periodically performed by management and a provision for estimated losses on real estate is charged to earnings when such losses are determined. There was no valuation allowance on real estate owned at December 31, 2002, and $34,000 at December 31, 2001, as detailed below:

	2002	2001
	(In thousands)	
Balance, beginning of period	$ 34	$ -
Provision	14	115
Charge-offs	(48)	(86)
Recoveries	-	5
Balance, end of period	$ -	$ 34

7. DEPOSITS:

Deposits at December 31, 2002 and 2001, were as follows:

	2002	2001
	(In thousands)	
Transaction accounts	$ 29,552	$ 26,972
Savings accounts	23,813	23,681
Savings certificates	86,566	95,416
	$ 139,931	$ 146,069

The aggregate amount of jumbo savings certificates with a minimum denomination of $100,000 was $15,174,000 and $18,897,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, the scheduled maturities of savings certificates were as follows:

	2002	2001
	(In thousands)	
Within one year	$ 40,109	$ 53,828
One to three years	27,642	14,950
Three to five years	18,815	26,638
	$ 86,566	$ 95,416

Interest on deposits for the year ended December 31, 2002 and 2001, consisted of the following:

	2002	2001
	(In thousands)	
Transaction accounts	$ 76	$ 244
Savings accounts	230	487
Savings certificates	3,715	5,255
	$ 4,021	$ 5,986

8. BORROWINGS:

The Company has long-term Federal Home Loan Bank ("FHLB") advances of $17,000,000 at December 31, 2002 and 2001. The advances are at a fixed rate of 5.20% and have a maturity date of January 12, 2011. On January 12, 2006, the FHLB has the option to convert the whole advance to a 3-month floating London Interbank Offered Rate ("LIBOR"), at which time the Bank may terminate the advance. The Bank has a blanket lien on its one-to-four family first mortgage loans pledged as collateral to the FHLB.

The Company has a $1,500,000 line of credit with an outstanding balance at December 31, 2002 of $1,005,000. The line of credit is at LIBOR plus 2.25% and has a maturity date of May 20, 2003. The stock of FSC and the Bank are pledged as collateral. There was no amount outstanding at December 31, 2001.

9. INCENTIVE COMPENSATION AND EMPLOYEE BENEFITS:

Defined Benefit Pension Plan

First Financial has a noncontributory defined benefit pension plan available to all eligible employees. The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at, or during, the years ended December 31, 2002 and 2001:

	2002	2001
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 2,549	$ 2,080
Service cost	203	207
Interest cost	131	161
Actuarial loss	257	140
Benefits and expenses paid	(890)	(39)
Benefit obligation at end of year	2,250	2,549
Change in plan assets:		
Fair value of plan assets at beginning of year	2,119	1,862
Actual loss on plan assets	(132)	(11)
Employer contribution	438	307
Benefits and expenses paid	(890)	(39)
Fair value of plan assets at end of year	1,535	2,119
Funded status of plan:		
Funded status of plan	(715)	(430)
Unrecognized actuarial loss	986	743
Unrecognized prior service cost	1	1
Unrecognized net transition asset	(3)	(8)
Net asset recognized	$ 269	$ 306
Weighted average assumptions:		
Discount rate	6.75%	7.25%
Expected return on plan assets	8.00%	9.00%
Rate of compensation increase	4.75%	4.75%
Components of net periodic benefit cost:		
Service cost	$ 203	$ 207
Interest cost	131	161
Expected return on plan assets	(121)	(162)
Amortization of transitional asset	(2)	(2)
Recognized actuarial loss	27	25
Effective settlement	238	-
Net periodic benefit cost	$ 476	$ 229

In accordance with FASB No. 88, a Settlement Calculation resulted in an accelerated expense charge caused by the recognition of previously unrecognized losses which had resulted from lower interest rates and pension plan performance being less than estimated.

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. In December 1997, the ESOP purchased 87,862 shares from treasury with the proceeds from a $950,000 note from the Company. The note is secured by the common stock owned by the ESOP. Principal payments under the note are due in equal and annual installments through December 2007; interest is payable at a rate of prime + 1%. The compensation expense related to the ESOP for the years ended December 31, 2002 and 2001, was approximately $62,000 and $102,000, respectively. Unearned compensation related to the ESOP was approximately $475,000 and $570,000 at December 31, 2002 and 2001, respectively, and is shown as a reduction of stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan pursuant to which directors, officers and select employees may annually elect to defer the receipt of Board fees and up to 25% of their salary, as applicable. Associated with the Deferred Compensation Plan is a separate grantor trust to which all fee and salary deferrals may be contributed. The trust assets will be used to pay benefits to participants, but are subject to the claims of general creditors of the Company until distributed from the trust. Subject to the guidelines under the Deferred Compensation Plan, each participant may elect (i) the time and manner under which his or her Plan benefit will be paid, and (ii) the measure of the deemed investment return on his or her deferred compensation account. Such return may be based in whole or in part on either the rate of return on the Company's common stock or First Financial's highest yielding one-year certificate of deposit. A participant who elects the Company's common stock rate of return will be distributed shares of the Company's common stock when his or her plan benefit is paid. Vested benefits become payable at the election of a participant as made one year prior to distribution. If a participant dies prior to collecting his or her entire vested benefit under the Deferred Compensation Plan, the value of such vested but unpaid benefit will be paid to the director's designated beneficiary or estate. The total amount deferred for the years ended December 31, 2002 and 2001, was approximately $34,000 and $50,000, respectively. The trust assets approximately equaled the amount of the individual participant accounts as of December 31, 2002 and 2001. In accordance with Emerging Issues Task Force No. 97-14, the Company shares owned by the trust are recorded as treasury stock and the amount owed to participants is recorded in the stockholders' equity section of the accompanying Consolidated Statements of Financial Condition. The trust owned 209,812 and 197,602 shares of the Company's common stock as of December 31, 2002 and 2001, respectively. These shares are considered in the calculation of EPS.

Stock Option Plans

The Company has four stockholder-approved stock option plans: the Incentive Stock Option Plan for senior officers and key employees (the "Stock Plan"), the Stock Option Plan for Outside Directors (the "Directors' Plan"), the 1995 Stock Option and Incentive Plan (the "1995 Plan") and the 2001 Stock Incentive Plan (the "2001 Plan"). All plans provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options become exercisable on a basis as determined by the Stock Option Committee which has been determined to be on the date of grant. Options under all plans expire no later than 10 years from date of grant. An analysis of stock options for the years ended December 31, 2002 and 2001, follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	162,400	$ 6.47	148,216	$ 6.31
Granted	4,000	7.25	15,784	7.53
Exercised	-	-	(1,600)	2.50
Forfeited	-	-	-	-
Outstanding at end of year	166,400	6.49	162,400	6.47
Exercisable at end of year	166,400	6.49	162,400	6.47
Weighted average fair value of options granted	$ 3.11		$ 5.06	

There were 13,000 and 17,000 shares in the 1995 Plan available for future grants at December 31, 2002 and 2001, respectively.

The following table summarizes information about these stock options at December 31, 2002:

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.25 - $7.75	133,816	3.12 years	$5.85
$8.00 - $9.13	26,784	6.51 years	$8.47
$12.13 - $12.50	5,800	5.33 years	$12.33
	166,400		

The 1995 Plan allows for the grant of restricted stock awards. Each director of the Company has received a restricted stock award for 2,000 shares of common stock that vests at the rate of 20% per year of service. Participants may elect to defer receipt of all or a percentage of shares. The compensation expense related to the restricted stock awards for each of the years ended December 31, 2002 and 2001, was approximately $42,000 and $41,000, respectively. At December 31, 2002 and 2001, unearned compensation related to these awards was approximately $17,000 and $59,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

Incentive Compensation Plan

The Company maintains the stockholder-approved FirstFed Bancorp, Inc. Incentive Compensation Plan whereby eligible employees and directors may receive cash bonuses in the event the Company achieves certain performance goals indicative of its profitability and stability. In addition, key employees and directors are eligible to receive "Restricted Stock" awards and stock option awards. The Restricted Stock awards are considered unearned compensation at the time of award, and compensation is earned ratably over the stipulated three year vesting period. There were 611 and 3,410 shares of restricted stock awarded during the periods ended December 31, 2002 and 2001, respectively. The compensation expense related to the Restricted Stock awards for the years ended December 31, 2002 and 2001, was approximately $17,000 and $21,000, respectively. At December 31, 2002 and 2001, unearned compensation related to the Restricted Stock awards was approximately $24,000 and $41,000, respectively, and is shown as a reduction to stockholders' equity in the accompanying Consolidated Statements of Financial Condition.

The stock option awards are incentive stock options for employees and non-incentive stock options for non-employee directors. Both provide for the grant of options at an exercise price equal to the fair market value of the underlying stock on the date of grant. Options granted are immediately exercisable. The Incentive Compensation Plan awards of options and restricted stock were issued from the 2001 Plan. Options expire no later than 10 years from date of grant. An analysis for the years ended December 31, 2002 and 2001, follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	75,600	$ 7.51	60,350	$ 7.68
Granted	3,055	6.75	17,050	6.75
Exercised	-	-	(1,800)	5.82
Forfeited	-	-	-	-
Outstanding at end of year	78,655	7.49	75,600	7.51
Exercisable at end of year	78,655	7.49	75,600	7.51
Weighted average fair value of options granted	$ 2.89		$ 4.51	

The following table summarizes information about these stock options at December 31, 2002:

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.25 - $8.00	58,865	6.19 years	$6.74
$8.88 - $11.00	19,790	6.15 years	$9.71
	78,655		

There were 231,017 and 234,072 shares in the 2001 Plan and Incentive Compensation Plan available for future grants at December 31, 2002 and December 31, 2001, respectively.

10. INCOME TAXES:

The provision (credit) for income taxes for the years ended December 31, 2002 and 2001, was as follows:

	2002	2001
	(In thousands)	
Current:		
Federal	$ (339)	$ 578
State	(66)	72
	(405)	650
Deferred:		
Federal	254	(51)
State	50	(6)
Totals	$ (101)	$ 593

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income taxes for the years ended December 31, 2002 and 2001, were as follows:

	2002	2001
	(In thousands)	
Pre-tax income at statutory rates	$ 34	$ 606
Add (deduct):		
State income tax, net of federal tax benefit	3	39
Tax exempt income	(128)	(115)
Employee stock ownership plan expense	(22)	(8)
Non-deductible business expense	7	6
Other, net	5	65
Totals	$ (101)	$ 593

The components of the net deferred tax asset as of December 31, 2002 and 2001, were as follows:

	2002	2001
	(In thousands)	
Deferred tax asset:		
Retirement and other benefit plans	$ 439	$ 408
Allowance for loan losses	439	329
Other	17	170
	895	907
Deferred tax liability:		
Deferred loan fees	(80)	(51)
FHLB stock dividend	(203)	(203)
Unrealized gain on securities available-for-sale	(425)	(31)
Depreciation	(315)	-
Other	(58)	(110)
	(1,081)	(395)
Net deferred tax asset (liability)	$ (186)	$ 512

11. COMMITMENTS AND CONTINGENCIES:

Loan Commitments

The Bank's policy as to collateral and assumption of credit risk for loan commitments are essentially the same as those for extensions of credit to its customers. At December 31, 2002, the Bank's loan commitments outstanding to originate and fund single-family mortgage loans, construction loans, commercial loans, home equity loans and lines of credit totaled $16.8 million to be held in the Bank's loan portfolio. These commitments expire or mature as follows: $3.6 million within 90 days, $1.3 in 91-180 days, $7.5 million in 181 days to one year, and $4.4 million in five to ten years.

Leases

First Financial has a lease agreement for a building in which a branch office is located. Rental expense under this lease was $30,000 and $29,000 for the years ended December 31, 2002 and 2001, respectively. The lease agreement expires May 31, 2004. Future minimum lease payments under the lease in effect at December 31, 2002, are $31,000 for 2003 and $13,000 for 2004.

Employment Agreements

The Company and the Bank have employment agreements with two executive officers. These agreements provide for salary continuation for the remaining term of the contract and insurance benefits for a six-month period in the event of a change in control of the Company or the death of the officer. These contracts currently expire on December 31, 2005, and the maximum aggregate liability to the Company at December 31, 2002, is approximately $1.0 million.

Litigation

The Company and the Bank are parties to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial statements.

12. STOCKHOLDERS' EQUITY:

In December 1991, the Company sold 2,760,000 shares (after consideration of stock splits) of common stock through subscription offerings in connection with First Federal's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). Net proceeds of the offering were approximately $5.4 million. As required by the Office of Thrift Supervision ("OTS") regulations, First Federal established a liquidation account at the time of the Conversion for the benefit of the remaining eligible account holders. The initial balance of this liquidation account was equal to First Federal's net worth as defined by OTS regulations as of the date of the latest statement of financial condition at the time of Conversion. In the event of a complete liquidation of First Federal (and only in such event), each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to any stockholders. The liquidation account will not restrict First Federal's use or application of net worth except for the repurchase of First Federal's stock and the payment of dividends, if such payments would cause a reduction in First Federal's net worth below the liquidation account. Furthermore, First Federal may be prohibited from declaring cash dividends and repurchasing its own stock based upon various other regulatory restrictions.

Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. At December 31, 2002, no dividend payments could be paid without such prior approval.

The Company maintains a Dividend Reinvestment and Stock Purchase Plan. Under this Plan, participating stockholders may elect to reinvest dividends into additional shares of the Company's common stock. In addition, monthly optional cash payments, not less than $50 and up to $2,000 per month, may be made into the Plan by participating stockholders to purchase shares of the Company's common stock. There were 500,000 shares of common stock reserved for participants of the Plan. At December 31, 2002 and 2001, 79,304 shares and 62,567 shares, respectively, had been purchased for participants under the Plan. The costs associated with this Plan were immaterial during the years ended December 31, 2002 and 2001.

13. FAIR VALUES OF FINANCIAL INSTRUMENTS:

The Company's fair values of financial instruments as presented in accordance with the requirements of SFAS No. 107 and their related carrying amounts at December 31, 2002 and 2001, are as follows:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
FINANCIAL ASSETS:				
Cash on hand and in banks	$ 2,919	$ 2,919	$ 3,358	$ 3,358
Interest-bearing deposits in other banks	21,739	21,739	11,949	11,949
Federal funds sold	774	774	7,298	7,298
Securities available-for-sale	30,632	30,632	6,577	6,577
Loans held for sale	2,229	2,229	2,158	2,158
Securities held-to-maturity	-	-	28,840	29,433
Loans receivable, net	104,310	106,039	108,986	110,823
Accrued interest receivable	1,342	1,342	1,840	1,840
FINANCIAL LIABILITIES:				
Deposits	$ 139,931	$ 140,348	$ 146,069	$ 150,759
Borrowings	18,005	19,248	17,000	16,199
Accrued interest payable	232	232	303	303

In cases where quoted market prices are not available, fair values have been estimated using present value or other valuation techniques. These methods are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows. In that regard, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments, and they are not intended to represent a measure of the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair values provided above:

Cash on Hand and in Banks, Interest-Bearing Deposits in Other Banks, and Federal Fund Sold

The carrying value of highly liquid instruments, such as cash on hand, interest-bearing deposits in financial institutions and federal funds sold, are considered to approximate their fair values.

Securities Available-for-Sale and Securities Held-to-Maturity

Substantially all of the Company's securities have a readily determinable fair value. Fair values for these securities are based on quoted market prices, where available. If not available, fair values are based on market prices of comparable instruments. The carrying amount of accrued interest on securities approximates fair value.

Loans Held for Sale

All of the Company's loans held for sale are to be sold to third-party investors and have a readily determinable fair value.

Loans Receivable, Net

For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair values for other types of loans are estimated by discounting future cash flows using current rates at which loans with similar terms would be made to borrowers of similar credit ratings. The carrying amount of accrued interest on loans approximates fair value.

Deposits

The fair value of deposit liabilities with no stated maturity are disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

The economic value attributable to the long-term relationship with depositors who provide low-cost funds to the Company is considered to be a separate intangible asset and is excluded from the presentation above. The carrying amount of accrued interest on deposits approximates fair value.

Borrowings

The fair value of FHLB advances are estimated using a discounted cash flow calculation that applies the rate currently offered for borrowings of similar terms and remaining maturity. The carrying amount of accrued interest on FHLB advances approximates fair value.

The fair value of the amount outstanding under the variable rate line of credit and accrued interest approximates their fair value.

Off-Balance Sheet Instruments

Off-balance sheet financial instruments include commitments to extend credit and standby letters of credit to be held in the Bank's loan portfolio. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and have no significant credit exposure.

14. OTHER NONINTEREST EXPENSE

The principal components of other noninterest expense for the years ended December 31, 2002 and 2001, were as follows:

	2002	2001
	(In thousands)	
Legal and professional	$ 191	$ 218
Supplies and printing	95	110
Insurance and bonds	98	97
Advertising	65	70
Merger expense	185	-
Other expense	908	790
	$ 1,542	$ 1,285

15. PARENT COMPANY FINANCIAL STATEMENTS:

Separate condensed financial statements of the Company as of and for the years ended December 31, 2002 and 2001, are presented below:

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001
(In thousands)

	2002	2001
ASSETS:		
Interest-bearing deposits	$ 142	$ 413
Investment in subsidiaries	16,790	16,667
Bank owned life insurance	1,490	1,391
Other assets	1,630	586
	$ 20,052	$ 19,057
LIABILITIES:		
Borrowings	$ 1,005	$ -
Dividend payable	163	162
Other liabilities	76	429
	1,244	591
STOCKHOLDERS' EQUITY:		
Preferred stock	-	-
Common stock	32	31
Paid-in-capital	8,159	8,081
Retained earnings	16,467	17,079
Deferred compensation obligation	1,876	1,766
Deferred compensation treasury stock	(1,876)	(1,792)
Treasury stock	(6,088)	(6,088)
Unearned compensation	(518)	(666)
Accumulated other comprehensive income, net	756	55
	18,808	18,466
	$ 20,052	$ 19,057

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands)

	2002	2001
Income from subsidiaries:		
Dividends	$ 1,005	$ 4,150
Interest	33	78
Other income	100	57
Operating expense	(446)	(658)
Income before income taxes and equity in undistributed current year subsidiaries' earnings	692	3,627
Benefit for income taxes	149	204
Income before equity in undistributed current year subsidiaries' earnings	841	3,831
Distribution in excess of current year subsidiaries' earnings	(640)	(2,641)
Equity in undistributed current year subsidiaries' earnings	-	-
Net income	$ 201	$ 1,190

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands)

	2002	2001
Operating Activities:		
Net income	$ 201	$ 1,190
Distribution in excess of current year earnings of subsidiaries'	640	2,641
	841	3,831
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization of unearned compensation	152	168
Increase in cash surrender value of Bank Owned Life Insurance	(99)	(91)
Provision for deferred compensation	114	138
Other, net	(1,465)	610
Net cash provided by (used in) operating activities	(1,298)	825
Investing Activities:		
Purchase of Bank Owned Life Insurance	-	(1,300)
Net cash provided by (used in) financing activities	-	(1,300)
Financing Activities:		
Proceeds from exercise of stock options	-	14
Proceeds from dividend reinvestment	107	115
Dividends paid	(812)	(950)
Purchase of treasury stock for Deferred Compensation Plan	(114)	(138)
Proceeds from borrowings	1,005	-
Purchase of treasury stock	-	(2,336)
Net cash provided by (used in) financing activities	186	(3,295)
Increase (decrease) in cash and cash equivalents	(271)	61
Cash and cash equivalents at beginning of year	413	352
Cash and cash equivalents at end of year	$ 142	$ 413

16. SEGMENT DISCLOSURE:

The Company is considered a separate reportable segment from the banking operations since it does not offer products or services or interact with customers, but does meet the quantitative threshold as outlined in the SFAS No.131.

The Company's segment disclosure is as follows for the years ended December 31, 2002 and 2001:

	2002			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 5,716	$ 33	$ -	$ 5,749
Provision for loan losses	1,956	-	-	1,956
Noninterest income	2,132	1,105	(1,005)	2,232
Noninterest expense	5,479	446	-	5,925
Income before income taxes	413	692	(1,005)	100
Income tax expense (benefit)	48	(149)	-	(101)
Net income	$ 365	$ 841	$ (1,005)	$ 201
Total assets	$175,921	$ 20,052	$ (18,403)	$177,570
Capital expenditures	$ 1,077	$ -	$ -	$ 1,077
Goodwill	$ 983	$ -	$ -	$ 983

	2001			
	Banking Operations	Holding Company	Eliminations	Total Company
	(In thousands)			
Net interest income	$ 6,338	$ 78	$ -	$ 6,416
Provision for loan losses	96	-	-	96
Noninterest income	1,379	4,207	(4,207)	1,379
Noninterest expense	5,258	658	-	5,916
Income before income taxes	2,363	3,627	(4,207)	1,783
Income tax expense (benefit)	797	(204)	-	593
Net income	$ 1,566	$ 3,831	$ (4,207)	$ 1,190
Total assets	$185,185	$ 19,057	$ (22,015)	$182,227
Capital expenditures	$ 590	$ -	$ -	$ 590
Goodwill	$ 983	$ -	$ -	$ 983

Depreciation expense is not disclosed separately by segment, since this is not considered a significant component of the profitability of a financial institution.

17. REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. The quantitative measures to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below, of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Tier 1 capital (as defined) to average assets (as defined), and Tangible capital to average assets. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Management believes, as of December 31, 2002 and 2001, that the Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 2002 and 2001, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institutions' category.

Actual capital amounts in addition to required amounts and amounts needed to be well capitalized for Tier 1, Total, Tier 1 Leverage, and Tangible ratios for the Company and the Bank, as applicable, are as follows:

	December 31, 2002 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 16,967	13.9%	N/A	N/A	N/A	N/A
First Financial Bank	14,938	12.3%	$ 4,871	4.0%	$ 7,307	6.0%
Total Risk-Based Capital						
Consolidated	$ 18,026	14.8%	N/A	N/A	N/A	N/A
First Financial Bank	15,997	13.1%	$ 9,743	8.0%	$ 12,178	10.0%
Tier 1 Leverage						
Consolidated	$ 16,967	9.4%	N/A	N/A	N/A	N/A
First Financial Bank	14,938	8.3%	$ 7,171	4.0%	$ 10,757	5.0%

	December 31, 2001 (Dollar amounts in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Rate	Amount	Rate	Amount	Rate
Tier 1 Risk-Based Capital						
Consolidated	$ 17,428	13.5%	N/A	N/A	N/A	N/A
First Federal Savings Bank	11,697	11.7%	$ 3,984	4.0%	$ 5,976	6.0%
First State Bank	3,962	13.2%	1,198	4.0%	1,797	6.0%
Total Risk-Based Capital						
Consolidated	$ 18,258	14.1%	N/A	N/A	N/A	N/A
First Federal Savings Bank	12,197	12.3%	$ 7,968	8.0%	$ 9,960	10.0%
First State Bank	4,237	14.2%	2,396	8.0%	2,995	10.0%
Tier 1 Leverage						
Consolidated	$ 17,428	9.4%	N/A	N/A	N/A	N/A
First Federal Savings Bank	11,697	8.3%	$ 5,634	4.0%	$ 7,042	5.0%
First State Bank	3,962	8.8%	1,804	4.0%	2,255	5.0%
Tangible Capital						
First Federal Savings Bank	$ 11,697	8.3%	$ 2,113	1.5%	N/A	N/A

INDEPENDENT AUDITORS' REPORT

The Board of Directors
FirstFed Bancorp, Inc.

We have audited the accompanying consolidated statement of financial condition of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2002, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 1 to consolidated financial statements, in their report dated February 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstFed Bancorp, Inc. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 consolidated financial statements of the Company were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosure and, accordingly we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

KPMG LLP

Birmingham, Alabama
January 24, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

FirstFed Bancorp, Inc. (the "Company") is the holding company and sole shareholder of First State Corporation ("FSC"). FSC is the sole shareholder of First Financial Bank (the "Bank"). There are no material assets in FSC except for the investment in the Bank. The accompanying consolidated financial statements include the accounts of the Company, the Bank and FSC. In the prior year, the Company was the holding Company and sole shareholder of First Federal Savings Bank ('First Federal") and FSC. FSC was the sole shareholder of First State Bank of Bibb County ("First State"). During 2002, First Federal and First State were merged and the name changed to First Financial Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Bank, through eight branch offices located in Alabama, is engaged in a full range of banking services. Those services consist of providing various deposit opportunities to customers and originating primarily 1-4 family mortgage loans, and to a lesser extent commercial and installment loans, in portions of the Birmingham metropolitan areas and counties surrounding its south and west borders.

Pervasiveness of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimate herein is the allowance for loan losses.

Securities

The Company classifies securities as either available-for-sale or held-to-maturity based on management's intent at the time of purchase and the Company's ability to hold such securities to maturity.

Securities designated as available-for-sale are carried at fair value. The unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from earnings and is reported net of deferred taxes as a component of stockholders' equity in accumulated other comprehensive income. This caption includes securities that management intends to use as part of its asset/liability management strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Securities classified as held-to-maturity are carried at amortized cost, as the Company has the ability and positive intent to hold these securities to maturity. Federal Home Loan Bank ("FHLB") stock is a required stock holding and is carried at cost, as there is no readily available market for these shares and management believes fair value approximates cost.

Premiums and discounts are recognized in interest income using a method that approximates the effective interest method.

Loans Held for Sale

Loans held for sale are recorded at the lower of amortized cost or market value, as such loans are not intended to be held to maturity. As of December 31, 2002 and 2001, loans held for sale consisted of mortgage loans that have been committed for sale to third-party investors.

Loans Receivable

Loans receivable are stated at unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees and costs. Interest is credited to income based upon the recorded investment.

The accrual of interest on loans is discontinued and an allowance established when a loan becomes 90 days past due and, in the opinion of managements, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current and the ultimate collectibility of the total contractural principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is maintained at levels which management considers adequate to absorb losses currently in the loan portfolio at each reporting date. Management's estimation of this amount includes a review of all loans for which full collectibility is not reasonably assured and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class, the estimated value of underlying collateral, and the balance of any impaired loans (generally considered to be nonperforming loans, excluding residential mortgages and other homogeneous loans). Though management believes the allowance for loan losses to be adequate, ultimate losses may vary from estimations; however, the allowance is reviewed periodically and as adjustments become necessary they are reported in earnings in the periods in which they become known. Specific allowances for impaired loans are based on comparisons of the carrying values of the loans to the present value of the loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral, or the loans' observable market prices.

Loan Origination Fees and Related Costs

Nonrefundable fees associated with loan originations, net of direct costs associated with originating loans, are deferred and amortized over the contractual lives of the loans or the repricing period for certain loans using the level yield method. Such amortization is reflected in "Interest and fees on loans" in the accompanying Consolidated Statements of Income.

Loan commitment fees are recognized in income upon expiration of the commitment period, unless the commitment results in the loan being funded.

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, *Business Combinations*, which requires that the purchase method of accounting be used for all business combinations after June 30, 2001, and SFAS 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS 142 on January 1, 2002, the Company ceased amortizing goodwill. Based on the initial goodwill impairment test completed on January 1, 2002, as required by SFAS 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at December 31, 2002, indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from December 31, 2001, to December 31, 2002.

Long-Lived Assets

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation. Depreciation is provided at straight-line rates over the estimated service lives of the related property (15-50 years for buildings and improvements and 3-10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation accounts, and any profit or loss resulting therefrom is reflected in the accompanying Consolidated Statements of Income.

The Company continually evaluates whether events and circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a charge to the income statement. There were no significant impairment losses recorded during either period reported herein.

Mortgage Servicing Rights

The Company from time to time sells its originated loans into the secondary market. During 2002, the Company sold approximately $10 million of mortgage loans to Federal National Mortgage Association ("FNMA"). Mortgage servicing rights ("MSRs") are capitalized based on relative fair values of the mortgages and MSRs when the mortgages are sold and servicing retained.

For the valuation of mortgage servicing rights, management obtains external information, evaluates overall portfolio characteristics and monitors economic conditions to arrive at appropriate prepayment speeds and other assumptions. These characteristics are used to stratify the servicing portfolio on which MSRs have been recognized to determine valuation and impairment.

Impairment is recognized for the amount by which MSRs for a stratum exceed their fair value. The Company amortizes MSRs over the estimated lives of the underlying loans in proportion to the resultant servicing income stream.

Derivatives

The Bank uses derivatives to hedge interest rate exposures by mitigating the interest rate risk of mortgage loans held for sale and mortgage loans in process. The Bank regularly enters into derivative financial instruments in the form of forward contracts, as part of its normal asset/liability management strategies. The Bank's obligations under forward contracts consist of "best effort" commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are classified as derivatives. In the normal course of business, the Bank regularly extends these rate lock commitments to customers during the loan origination process. The Bank's obligations under forward contracts and rate lock commitments to customers as of December 31, 2002, were not material.

Stock-Based Compensation

In accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost for options granted at market value.

Liquidity

Liquidity refers to the ability of the Company to meet its cash flow requirements in the normal course of business, including loan commitments, deposit withdrawals, liability maturities and ensuring that the Company is in a position to take advantage of investment opportunities in a timely and cost-efficient manner. Management monitors the Company's liquidity position and reports to the Board of Directors monthly. The Company may achieve its desired liquidity objectives through management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments, the continuous maturing of other interest-earning assets, the possible sale of available-for-sale securities and the ability to securitize certain types of loans provide sources of liquidity from an asset perspective. The liability base provides sources of liquidity through deposits.

The Bank meets all regulatory requirements related to liquidity and capital. Traditionally, the Bank's principal sources of funds have been deposits, principal and interest payments on loans and proceeds from interest on investments and maturities of investments. If needed, sources of additional liquidity include borrowing abilities from the FHLB-Atlanta and a correspondent bank. See Note 11 of the Notes to Consolidated Financial Statements regarding capital resources.

COMPARISON OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002 AND 2001, AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Changes in Financial Condition

Cash and cash equivalents increased $2.8 million, or 12.4%, to $25.4 million at December 31, 2002, compared to $22.6 million at December 31, 2001. The increase in cash and cash equivalents was partially the result of a decrease in securities and loans, net of a decrease in deposits.

Securities available-for-sale and held-to-maturity decreased $4.8 million to $30.6 million at December 31, 2002. The decrease was the result of maturities and calls totaling $11.7 million and sales of $1.5 million, net of purchases totaling $7.5 and an increase in fair value of approximately $1.1 million. During fiscal 2002, the Company reclassified all eligible investments from held-to-maturity to available-for-sale in association with the merger of the thrift subsidiary into the commercial bank subsidiary.

Loans receivable, net, at December 31, 2002, were $104.3 million, a decrease of $4.7 million, or 4.3%, from $109.0 million at December 31, 2001. The decrease in loans receivable, net, was primarily due to the sale of approximately $10 million in loans representing all eligible fixed-rate and adjustable-rate mortgage loans with adjustment periods greater than one year. Partially offsetting this decrease was an increase in portfolio loan originations.

The Company's consolidated allowance for loan losses increased to $1.1 million at December 31, 2002, from $775,000 at December 31, 2001. This increase of $325,000 was primarily due to a provision of $2.0 million less charge-offs over recoveries of $1.7 million, to maintain the allowance at a level appropriate to cover losses inherent in the portfolio. Nonperforming loans, which includes nonaccruing loans and accruing loans delinquent ninety days or more at December 31, 2002, decreased to $655,000, or 0.6% of loans receivable, from $2.2 million, or 2.1% of loans receivable at December 31, 2001, primarily as a result of charge-offs.

Land, building, and equipment, net, increased $700,000, or 19.6%, to $4.3 million at December 31, 2002. The increase is primarily the result of constructing a new and expanded Hueytown branch location. The new building was needed as a result of growth at that location. The previous Hueytown location was sold at a gain of $90,000. Additionally, equipment such as ATM machines, signs and computers were purchased in connection with the merger of the subsidiaries.

Real estate owned was $1.9 million at December 31, 2002, an increase of $500,000 from December 31, 2001, as a result of foreclosures, net of dispositions. There has been a slight increase in foreclosures, however, the Company is disposing of most properties on a regular basis. Real estate owned is recorded at the lower of cost or the fair value less estimated cost to dispose.

During fiscal 2002, the Company purchased an additional $750,000 of Bank Owned Life Insurance ("BOLI") on certain key officers. The life insurance policies can be used to provide funding for liabilities associated with certain existing employee benefits. Income earned on the policies will offset, to some extent, benefit expenses. Increases in the cash surrender value of the policies are recorded as a component of noninterest income.

Total deposits decreased $6.1 million to $139.9 million at December 31, 2002, compared to $146.1 million at December 31, 2001. This decrease was primarily the result of a decrease in certificate of deposit accounts. As market rates adjusted during fiscal 2002, funds became more interest rate sensitive and were transferred. However, there was a $2.6 million increase in transaction accounts.

Borrowings of $1.0 million were recorded during fiscal 2002, which represented borrowings on a $1.5 million line of credit. The line of credit was established by the Company for operating purposes.

Stockholders' equity decreased $300,000 to $18.8 million at December 31, 2002. The net decrease in equity during the year ended December 31, 2002, was primarily attributable to dividends declared of $800,000, or $.35 per share, partially offset by earnings of $201,000 and an increase in the net unrealized gain on available-for-sale securities of $700,000.

General Results of Operations

Net income for the year ended December 31, 2002, was $201,000, a decrease of $989,000 from the prior year's amount of $1,190,000. The decrease was substantially the result of an increase in the provision for loan losses, a decrease in net interest income related to a decrease in the interest rate spread, and recording of a nonrecurring pension expense, net of increases in noninterest income. The decrease in the net interest spread is primarily the result of the Company maintaining, on average, more assets in short-term liquid investments, together with the reductions in the Fed Funds rates and prime rates during fiscal 2002. While management believes that the Company is well-matched related to the timing of the repricing of assets and liabilities, assets still adjusted faster than liabilities in the short-term.

Interest Income

Total interest income decreased to $10.7 million for the year ended December 31, 2002, from $13.3 million for the year ended December 31, 2001. This decrease was primarily the result of a decrease in the average yield on interest earning assets to 6.4% during the year ended December 31, 2002, from 7.9% for the year ended December 31, 2001. There was a decrease in the average yield on loans to 7.9% for the year ended December 31, 2002, from 9.0% for the year ended December 31, 2001, and a decrease in the average balance of loans between years resulting substantitally from the sale of $10 million in loans to FNMA. A gain of approximately $482,000 was recorded on the sale. Interest earned on securities decreased $100,000 to $1.9 million for the year ended December 31, 2002, from $2.0 million for the year ended December 31, 2001. The decrease was primarily the result of a reduction in the average yield on investments to 5.8% for the year ended December 31, 2002, compared to 6.2% for the year ended December 31, 2001. Interest on federal funds sold and interest-bearing deposits decreased $352,000 to $320,000 for the year ended December 31, 2002, from $672,000 for the year ended December 2001. This decrease was primarily attributable to a decrease in average yield to 1.2% for the year ended December 31, 2002, from 3.5% for the year ended December 31, 2001, partially offset by an increase in the average balance of federal funds sold and interest-bearing deposits. The Company has a relatively high amount of cash and cash equivalents which has generally reduced earnings because of the falling short-term interest rates. Rather than make long-term investments at slightly higher rates to improve current profits, the liquidity levels were maintained high to protect against the possible negative impact to future earnings of rising interest rates.

Interest Expense

Total interest expense for the year ended December 31, 2002, was $4.9 million compared to $6.9 million for the year ended December 31, 2001. Interest expense on deposits for the year ended December 31, 2002, was $4.0 million compared to $6.0 million for the year ended December 31, 2001. This decrease was primarily the result of a decrease in the average rate paid on deposits to 2.8%, from 4.1% for the year ended December 31, 2001. There was minimal change in the average balance of deposits between fiscal 2002 and fiscal 2001. Interest expense on borrowings increased slightly as a result of the interest on a line of credit which had an average balance outstanding during fiscal 2002 of $500,000, but was not outstanding in fiscal 2001.

Net Interest Income

Net interest income for the year ended December 31, 2002, decreased approximately $700,000, to $5.7 million from $6.4 million for the previous year. This decrease was primarily the result of a decrease in the net interest spread to 3.3% from 3.6% in the prior period.

Provision for Loan Losses

The provision for loan losses is a function of the evaluation of the allowance for loan losses. Management increased the Company's total allowance for loan loss by a provision of nearly $2.0 million during the year ended December 31, 2002. The Company's allowance for loan losses is based on management's evaluation of losses inherent in the loan portfolio and considers, among other factors, prior years' loss experience, economic conditions, distribution of portfolio loans by risk class and the estimated value of underlying collateral.

The Bank segregates their loan portfolio into problem and non-problem loans. The Bank then determines the allowance for loan losses based on specific review of all problem loans by internal loan review committees. This detailed analysis primarily determines the allowance on problem loans by specific evaluation of collateral fair value. The allowance for non-problem loans considers historical losses and other relevant factors. The allowances are reviewed throughout the year to consider changes in the loan portfolio and classification of loans which results in a self-correcting mechanism.

The Company's primary financial institution at the beginning of the year, a federal savings bank, was merged with and into a subsidiary with a commercial state bank charter. In connection with the merger, the State Superintendent required that First Financial change certain methodologies previously used to evaluate loan losses, which resulted in additional loan loss provisions in order to maintain the allowance at a level appropriate to absorb losses inherent in the portfolio. Also, loan charge-offs were recorded which resulted in additional loan loss provisions. The Company continually evaluates its credit risk and makes provisions for loan losses as deemed appropriate in the period incurred.

Noninterest Income

Noninterest income for the year ended December 31, 2002, totaled $2.2 million as compared to $1.4 million for the year ended December 31, 2001. The increase was primarily the result of increases in fee income and fees from loans sold in the secondary market, as well as a gain of approximately $482,000 recorded in connection with the sale of approximately $10 million in loans to FNMA. There was also a slight increase in income due to increases in cash surrender value changes on BOLI.

Noninterest Expense

Noninterest expense for the year ended December 31, 2002, totaled $5.9 million. Salaries and employee benefits decreased $400,000 for the year ended December 31, 2002, when compared to the prior year. The decrease was substantially the result of a decrease in incentive pay when compared to the prior year and the reduction of senior management personnel at the end of fiscal 2001. In the prior year, there was additional management in preparation of the retirement of two senior management personnel. During 2002, the Company recorded a nonrecurring pension expense of $238,000, related to the payment of a pension obligation. In accordance with FASB No. 88, a Settlement Calculation resulted in an accelerated expense charge caused by the extremely low interest rates and pension plan performance being less than estimated. Office building and equipment expense for the year ended December 31, 2002, increased slightly when compared to the prior year as the result of the addition of the new Hueytown location and merger related computer equipment and signs. Data processing expense for the year ended December 31, 2002, decreased slightly when compared to the prior year, substantially as a result of efficiencies in data processing resulting from the subsidiary financial institutions merger. Merger related expenses totaling approximately $185,000 were primarily the reason for the increase in other operating expenses in fiscal 2002 when compared to fiscal 2001.

Income Taxes

Federal and state income taxes decreased $694,000, to a credit of $101,000 in the year ended December 31, 2002, from a provision of $593,000 for the year ended December 31, 2001. The decrease was primarily the result of the decreased taxable net income for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The net income before tax for the year ended December 31, 2002, was $100,000, but the taxable net income was reduced by BOLI tax-free income of $346,000, which resulted in the recording of a tax credit.

Change in Independent Public Accountants

On June 18, 2002, the Company determined not to renew the engagement of its independent public accountants, Arthur Andersen LLP ("Andersen") and appointed KPMG LLP ("KPMG") as its new independent public accountants, effective immediately. This determination followed the Company's decision to seek proposals from independent accountants to audit the Company's financial statements for the fiscal year ended December 31, 2002. The decision not to renew the engagement of Andersen and to retain KPMG, subject to KPMG's acceptance process, was approved by the Company's Board of Directors upon the recommendation of its Audit Committee. Andersen's report on the Company's 2001 financial statements was issued in March 2002, in conjunction with the filing of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through June 18, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement(s) in connection with its reports.

The audit reports of Andersen on the consolidated financial statements of the Company and subsidiaries as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting disclosures.

During the Company's two most recent fiscal years ended December 31, 2001, and the subsequent interim period through June 18, 2002, the Company did not consult with KPMG regarding any of the matters or events.

Forward-Looking Statements

This report, including Management's Discussion and Analysis, includes certain forward-looking statements addressing, among other things, the Company's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future necessarily involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein are: substantial changes in interest rates, changes in the general economy, and changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

BOARDS OF DIRECTORS

FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Fred T. Blair
Retired, First Federal Savings Bank

James B. Koikos
Owner, Bright Star Restaurant

E. H. Moore, Jr.
President and Owner, Buddy Moore Trucking, Inc.

James E. Mulkin
President, Mulkin Enterprises

G. Larry Russell
Certified Public Accountant

Directors Emeritus

A. W. Kuhn
Retired, Bessemer Housing Authority

Malcolm E. Lewis
Retired, Polar Storage Locker Plant

Advisory Board of Bibb County

William Elbert Belcher, III
Owner, Belcher Forest Products, Inc.

R. Hugh Edmonds
Owner, Hugh Edmonds Realty

Milton R. Fulgham
Retired, First State Bank

Randall J. Gilmore
Executive Director, Bessemer Cutoff Advocacy Center

Albert L. Green
Retired, N.D. Cass, Co.

Howard C. Pate
Retired, Owner of Ambrose Mercantile

Joe E. Weeks
Owner, J & J Metal and Salvage and Tannehill General

OFFICERS
FirstFed Bancorp, Inc. and First Financial Bank

Executive Officers of FirstFed Bancorp, Inc. and First Financial Bank

B. K. Goodwin, III
Chairman of the Board, Chief Executive Officer and President

Lynn J. Joyce
Chief Financial Officer, Executive Vice President, Secretary and Treasurer

Officers of First Financial Bank

W. Paul Province
Compliance and Audit Officer

Brenda M. Baswell
Vice President of Operations

Jeff V. Williams
Vice President of Lending

Cathy N. Ackerman
Assistant Vice President and Branch Manager

W. Max Adams
Assistant Vice President and Branch Manager

Chris Alvis
Assistant Vice President and Branch Manager

John F. Ammons
Assistant Vice President and Branch Manager

Pamela Gamble
Assistant Vice President and Branch Manager

Robert Nelson, III
Assistant Vice President and Loan Officer

Martha P. Peeples
Assistant Vice President and Branch Manager

James E. Smith, Jr.
Assistant Vice President and Loan Officer

Neil Walker
Assistant Vice President and Branch Manager

Charlotte White
Assistant Vice President and Branch Manager

J. Alton Yeager
Assistant Vice President

Linda Parish
Collections Officer

COMPANY DATA

ANNUAL MEETING

FirstFed Bancorp, Inc.'s Annual Meeting of Stockholders will be held at the Bright Star Restaurant, 304 19th Street North, Bessemer, Alabama, 35020 on Tuesday, April 22, 2003, at 4:30 P.M.

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
Birmingham, Alabama

ANNUAL REPORT ON FORM 10-KSB

The December 31, 2002, Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available on or after April 1, 2003, upon written request to all stockholders of record free of charge from the following:

Lynn J. Joyce, Secretary
FirstFed Bancorp, Inc.
1630 4th Avenue North
Post Office Box 340
Bessemer, AL 35021-9988

OFFICE LOCATIONS

Main Office (Bessemer): 1630 4th Avenue North 35020, (205) 428-8472
Centreville Office: 125 Birmingham Road 35042, (205) 938-7813
Hoover Office: 1604 Montgomery Highway 35216, (205) 822-8534
Hueytown Office: 1243 Hueytown Road 35023, (205) 497-4100
Pelham Office: 56 Pelham Plaza Shopping Center 35124, (205) 664-1824
Vance Office: 18704 Highway 11 North 35490, (205) 633-0904
West Blocton Office: Main Street 35184, (205) 928-7881
Woodstock Office: Highway 5 35188, (205) 926-4651

WEB PAGE ADDRESS

www.firstfedbessemer.com